[redacted]

15046514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Willis Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Financial Center 200 Liberty Street, 3rd Floor
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Randall Dulecki, Chief Administrative Officer — (212) 915-8797
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

424 Church Street, Suite 2400	Nashville	TN	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Randall Dulecki, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Willis Securities, Inc. for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Randall Dulecki
Chief Administrative Officer of
Willis Securities, Inc.

2/25/2015
Date

Notary Public

RITA ROSADO
Notary Public - State of New York
NO. 01RO6167192
Qualified in Bronx County
My Commission Expires 3/19/15

Willis Securities, Inc.

(A Wholly Owned Subsidiary of Willis North America Inc.)

(SEC I.D. No. 53563)

Financial Statements as of and for the Year Ended December 31, 2014, Supplemental Schedules as of December 31, 2014, and Report of Independent Registered Public Accounting Firm

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x) Report of Independent Registered Public Accounting Firm

(x) (a) Facing Page

(x) (b) Statement of Financial Condition

(x) (c) Statement of Operations

(x) (d) Statement of Cash Flows

(x) (e) Statement of Changes in Stockholder's Equity

(x) (f) Statement of Changes in Subordinated Borrowings

(x) Notes to Financial Statements

(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

(x) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (included in items g and h)

( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (Not applicable)

(x) (l) An Oath or Affirmation

( ) (m) Copy of the SIPC Supplemental Report (Filed separately)

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Willis Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Willis Securities, Inc. (the "Company"), a wholly owned subsidiary of Willis North America Inc., as of December 31, 2014, and the related statements of operations, cash flows, changes in stockholder's equity, and changes in subordinated borrowings for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Willis Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2015

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

CASH AND CASH EQUIVALENTS	$ 17,857,217
COMMISSIONS AND FEES RECEIVABLE — Net of allowance for doubtful accounts of $148,000	4,024,625
RECEIVABLES FROM PARENT — Net Corporate Pool (Note 4)	13,580,709
PREPAID EXPENSES AND OTHER ASSETS	698,541
DEFERRED TAX ASSET	423,701
TOTAL	$ 36,584,793

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to Parent (Note 4)	$ 696,017
Accounts payable, accrued expenses, and other liabilities	4,087,968
Total liabilities	4,783,985
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value — 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	22,870,086
Retained earnings	8,929,722
Total stockholder's equity	31,800,808
TOTAL	$ 36,584,793

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Override and trading commissions	$ 3,934,195
Strategic advisory and private placement fees	10,591,391
Underwriting fees	6,407,512
Other income	23,032
Total revenues	20,956,130
EXPENSES (Note 4):	
Employee compensation and benefits	8,380,884
Regulatory and professional fees	632,900
Other operating expenses	8,729,170
Total expenses	17,742,954
INCOME BEFORE TAXES	3,213,176
INCOME TAX EXPENSE (Notes 3 and 4)	1,280,992
NET INCOME	$ 1,932,184

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,932,184
Adjustments to reconcile net income to net cash provided by operating activities:	
Share-based compensation	588,904
Deferred taxes	(80,767)
Changes in operating assets and liabilities:	
Commissions and fees receivable	(1,891,265)
Receivables from Parent	5,523
Prepaid expenses and other assets	(637,550)
Payables to Parent	(201,998)
Accounts payable, accrued expenses, and other liabilities	1,436,201
Net cash provided by operating activities	1,151,232
CASH FLOWS FROM INVESTING ACTIVITIES	
Payment to Parent related to Corporate pool	(15,696,556)
Net cash used in investing activities	(15,696,556)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds received from capital contributions	5,000,000
Proceeds from subordinated borrowings (Note 5)	1,175,000,000
Repayments of subordinated borrowings (Note 5)	(1,295,000,000)
Net cash used in financing activities	(115,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(129,545,324)
CASH AND CASH EQUIVALENTS — Beginning of year	147,402,541
CASH AND CASH EQUIVALENTS — End of year	$ 17,857,217
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 1,430,395
Cash paid during the year for interest	$ 1,529,576

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2014	$ 1,000	$ 17,281,182	$ 6,997,538	$ 24,279,720
Capital contribution	-	5,000,000	-	5,000,000
Share-based compensation	-	588,904	-	588,904
Net income	-	-	1,932,184	1,932,184
BALANCE — December 31, 2014	$ 1,000	$ 22,870,086	$ 8,929,722	$ 31,800,808

See notes to financial statements.

WILLIS SECURITIES, INC.
(A Wholly Owned Subsidiary of Willis North America Inc.)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2014

BALANCE — January 1, 2014	$ 120,000,000
Proceeds from subordinated borrowings	1,175,000,000
Repayments of subordinated borrowings	(1,295,000,000)
BALANCE — December 31, 2014	$ -

See notes to financial statements.

1. ORGANIZATION

Willis Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934. The Company, a wholly owned subsidiary of Willis North America Inc. (the "Parent"), was incorporated as CBL Equities, Inc. in 1977, with business commencing in 1984. CBL Equities, Inc. was discontinued in 1998 and remained dormant until 2001 when it was renamed Willis Equities, Inc. Willis Equities, Inc. reapplied for registration as a broker-dealer in 2001 and received its license in 2002. The Company was renamed Willis Securities, Inc. in 2003.

The Company has a fully disclosed clearing agreement with Pershing LLC and acts as an introducing broker only for customer accounts through such agreement. The Company does not handle or maintain customer funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The statement of financial condition represents the operating assets and liabilities of the Company. All revenues and expenses in the statement of operations have been taken from the separate records or identified costs maintained by the Company with the exception of the allocation of certain expenses incurred by the Parent for the benefit of the Company. The Parent provides the Company with management, accounting, and recordkeeping services, and allocates a relevant portion of these costs to the Company. Therefore, the Company's accompanying financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Commissions and Fees Receivable — Commissions and fees receivable are stated at estimated realizable values. Allowances are recorded, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

Revenue Recognition — Revenues are derived from the two basic business lines of the Company: 1) Employee Benefits and 2) Capital Markets and Advisory. Employee Benefits consist principally of override commissions from the sale of variable annuities and mutual fund shares. The override commissions are recorded based on the trade date of the related security transaction as reported by the clearing broker-dealers. Capital Markets revenue consists of underwriting revenue, strategic advisory revenue, trading revenue and private placement fees, including initial purchase activity for Rule 144A securities offerings. Underwriting revenues arise from securities offerings in which the Company acts as an underwriter and include management fees, selling concessions and underwriting fees, net of related syndicate expenses. Underwriting revenues are recorded at the time the underwriting is completed. Strategic advisory revenue primarily consists of success fees on completed merger and acquisition transactions, as well as retainers and periodic fees, earned in connection with advising on both buyers' and sellers' transactions. Fees are also earned for related advisory work and other services such as providing fairness opinions and valuation analyses. Strategic advisory revenues are recorded when the

transactions or the services (or, if applicable, separate components thereof) to be performed are substantially complete, the fees are determinable and collection is reasonably assured. Private placement fees are recorded on the closing date of the transaction.

Interest income is recognized as earned and is included within other income in the accompanying statement of operations.

Income Taxes — The Company files a separate state income tax return and is included in the consolidated federal and unitary state income tax returns filed by the Parent. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based on their respective contributions to consolidated taxable income for financial reporting purposes. The Company has not identified any uncertain tax positions as of December 31, 2014.

Share-Based Compensation — The Company periodically enters into agreements with employees to offer stock options in Willis Group Holdings PLC, the parent of Willis North America Inc. Amounts relating to this compensation have been recorded as an addition to additional paid-in capital, in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 718, *Compensation – Stock Compensation*.

Comprehensive Income — The Company accounts for comprehensive income in accordance with FASB ASC 220, *Comprehensive Income*. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. Comprehensive income for the year ended December 31, 2014, is equal to net income as reported.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles" or GAAP), requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments — At December 31, 2014, the Company had financial instruments including cash and cash equivalents, commissions and fees receivable, and accounts payable. The carrying value of these financial instruments approximated their estimated fair values because of the short maturity and nature of these instruments.

3. INCOME TAXES

At December 31, 2014, the income tax expense consists of the following:

Current:	
Federal	$1,156,217
State	205,542
Deferred:	
Federal	(69,799)
State	(10,968)
Income tax expense	$1,280,992

The income tax expense differs from the amount computed using the statutory federal income tax rate primarily as a result of state income taxes. The tax effects of timing differences gave rise to a deferred tax asset of $423,701 due to the accounting treatment for stock based compensation and the bad debt provision.

4. RELATED-PARTY TRANSACTIONS

The Parent provides the Company with management, accounting, and recordkeeping services and allocates these costs to the Company. The Company recorded $3,731,333 of allocated management and administration expense for the year ended December 31, 2014, and such amount is included in other operating expenses in the accompanying statement of operations. In addition, income taxes are paid directly by the Parent and are allocated to the Company (see Note 2). At December 31, 2014, the Company owes the Parent $328,883 for allocated management and accounting services and $367,134 for current income taxes. The Company has a $15,000,000 receivable from the Parent and a $1,419,291 payable to the Parent for its cash balance on deposit within the Parent's cash management system.

5. SUBORDINATED BORROWINGS

The Company had an outstanding subordinated loan with the Parent as of December 31, 2013. After gaining approval from the Financial Industry Regulatory Authority, Inc. (FINRA), this loan was repaid in January 2014.

Effective March 3, 2014 the Company entered into a new $300,000,000 subordinated credit facility with a syndicate of banks. This agreement was subsequently amended on April 28, 2014 to increase the borrowing limit to $400,000,000. During the year, the Company paid $481,106 in interest on drawdowns from this facility and $909,872 in commitment fees on undrawn amounts, both of which are included within other operating expenses in the accompanying statement of operations.

6. FAIR VALUE MEASUREMENT

The Company follows FASB ASC 820, *Fair Value Measurement and Disclosure*, for assets and liabilities measured at fair value on a recurring basis. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurement, establishes a framework for measuring fair value, and expands disclosure about such fair value measurement. The Company did not have any Level 2 or Level 3 assets or liabilities as of December 31, 2014, or during the year then ended.

7. MAJOR CUSTOMERS

For the year ended December 31, 2014, the Company received approximately 37% of its total revenue from advisory and underwriting fees from four separate clients.

8. FIXED ASSETS

Fixed assets as of December 31, 2014, consist of assets with a cost of $12,962 that became fully depreciated during 2013. The assets had a useful life of three years and depreciation expense for the year ended December 31, 2014, was $0.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1) and elects to calculate the minimum net capital under the alternate method as permitted under Rule 15c3-1, paragraph

(a)(1)(ii), which requires the maintenance of minimum net capital of $250,000. At December 31, 2014, the Company had net capital of $11,314,856, which was $11,064,856 in excess of required net capital.

10. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 25, 2015, which is the date the financial statements were issued.

* * * * * *

WILLIS SECURITIES, INC.

SCHEDULE g

(A Wholly Owned Subsidiary of Willis North America Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2014

Net capital — total stockholder's equity	$ 31,800,808
Deductions — non-allowable assets from statement of financial condition:	
Commissions and fees receivable	(4,024,625)
Receivables from Parent — corporate pool (Note 4)	(15,000,000)
Prepaid expenses and other assets	(698,541)
Deferred tax asset	(423,701)
Total non-allowable assets	(20,146,867)
Net capital before haircuts on securities positions	11,653,941
Haircuts on securities:	
Money market account	(327,856)
Foreign denominated funds	(11,229)
Total haircuts	(339,085)
Total net capital	11,314,856
Minimum net capital required under alternate method	250,000
Excess net capital	$ 11,064,856

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Exchange Act of 1934

There are no material differences between the above computation and computation included in the Company's amended unaudited FOCUS Report filed by the Company on February 24, 2015.

WILLIS SECURITIES, INC.

SCHEDULE h/i

(A Wholly Owned Subsidiary of Willis North America Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2014

Willis Securities, Inc. is exempted from the provisions of Rule 15c3-3 of the Securities and Exchange Commission by paragraph (k)(2)(ii) of that Rule.

Deloitte.

Deloitte & Touche LLP
Suite 2400
424 Church Street
Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Willis Securities, Inc.
One World Financial Center
200 Liberty Street, 3rd Floor
New York, NY 10281

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Willis Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks made payable to SIPC, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Willis Securities Inc.
One World Financial Center
200 Liberty Street 3rd FL
New York, NY 10281

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Michael Glynn (212) 751-4422

2. A. General Assessment (item 2e from page 2)		$ 52,075
B. Less payment made with SIPC-6 filed (**exclude interest**) 07/2014 Date Paid		(24,136)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 27,939
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$27,939	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Willis Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 5th day of February, 20 15.

Chief Administrative Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$20,956,130
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	102,915
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $23,032	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	23,032
Total deductions	125,947
2d. SIPC Net Operating Revenues	$20,830,183
2e. General Assessment @ .0025	$52,075
	(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments*. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)-371-6728 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE, Arca, Inc.	
CHX	Chicago Stock Exchange, Incorporated	NASDAQ OMX PHLX	
		SIPC	Securities Investor Protection Corporation

Deloitte.

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Nashville, TN 37219
USA

Tel: +1 615 259 1800
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Willis Securities, Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Willis Securities, Inc.'s Exemption Report, in which (1) Willis Securities, Inc. (the "Company"), a wholly owned subsidiary of Willis North America Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions during the period June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 25, 2015

WILLIS SECURITIES, INC.
EXEMPTION REPORT

Willis Securities, Inc. (the Company) is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240. 15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent period June 1, 2014 to December 31, 2014.

Willis Securities, Inc.

I, Randall Dulecki, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Randall Dulecki
Chief Administrative Officer of
Willis Securities, Inc.

February 25, 2015